ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Akebia Therapeutics, Inc.

245 First Street, Suite 1100

Cambridge, MA 02142

Attn: Nicole R. Hadas

General Counsel

(617) 871-2098

Confidential Treatment Request: AKBA-02-24

Christopher D. Comeau 617-951-7809 617-235-0566 fax christopher.comeau@ropesgray.com

February 24, 2014

VIA HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-4720

Attention:	Jeffrey P. Reidler/Daniel Greenspan/Austin Stephenson/John Krug—Legal
Sasha Parikh/Andrew Mew—Accounting

Re:	Akebia Therapeutics, Inc.—Registration Statement on Form S-1 (File No. 333-193969)

Ladies and Gentlemen:

On behalf of Akebia Therapeutics, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 8 contained in the letter dated January 16, 2014 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John P. Butler, the Company’s President and Chief Executive Officer, with respect to the Company’s Form S-1, File No. 333-193969 (the “Registration Statement”) that was filed with the Commission. The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

For your convenience, the Staff’s comment 8 has been reproduced in its entirety below:

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST. REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

8.	Please note the following once your IPO price has been determined:

•	Please disclose the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

•	Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

•	Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

•	We may have additional comments on your accounting stock compensation and related disclosure once you have disclosed an estimated offering price.

Response #8:

Based on the Staff’s comment, the Company will revise the Registration Statement to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented. Other than 27,157 options based on the $12.99 per share valuation of the Company’s common stock as of December 31, 2013 that were granted to Michael Wyzga in connection with his election to the board of directors of the Company or otherwise as disclosed in the Registration Statement, the Company confirms that there have been no additional equity issuances made subsequent to the latest balance sheet date.

To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[***] to $[***] per share (before giving effect to a forward stock split that the Company plans to implement prior to effectiveness of the Registration Statement). We performed retrospective and contemporaneous valuations of our common stock for each of the relevant three quarters in 2013. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. This indicative price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST. REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Akebia Therapeutics, Inc. respectfully requests that the information contained in this response be treated as confidential information and that the Commission provide timely notice to John P. Butler, President and Chief Executive Officer, Akebia Therapeutics, Inc. 245 First Street, Suite 1100, Cambridge, MA 02142, before it permits any disclosure of the bracketed, underlined and highlighted information in Request AKBA-02-24 (Response #8).

Once the estimated price range for this offering has been determined, the Company will reflect in a subsequent amendment to the Registration Statement the significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

“On             , we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $[***] per share. In comparison, our estimate of the fair value of our common stock was $12.99 per share as of December 31, 2013. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. The difference between the fair value of our common stock as of December 31, 2013, which is the most recent common stock valuation date, and the midpoint of the estimated price range for this offering is primarily due to the following factors:

•	the increased enrollment of our Phase 2b trial (which is currently at 77% enrollment as compared to 56% enrollment as of the most recent common stock valuation date);

•	updated results obtained in January from our pharmacokinetics study in subjects on dialysis, which has led us to establish a plan to administer once-daily doses of AKB-6548 in our open label Phase 2 study in subjects on dialysis instead of dosing three times weekly;

•	the initiation in January of a thorough QT, or TQT, study to ensure that AKB-6548 does not affect the cardiac conduction cycle and completion of the first cohort of patients in this study. Successful completion of the TQT study will allow for a Phase 3 program with reduced cardiac monitoring;

•

in the public markets we believe there are investors who may apply more qualitative and subjective valuation criteria to certain of our clinical assets than the valuation methods applied in our valuations, although there can be no assurance that this will in fact be the case. As described in the prospectus, as a private company we used a more quantitative

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST. REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

methodology to determine the fair value of our common stock, and this methodology differs from the methodology used to determine the estimated price range for this offering. The estimated price range for this offering was not derived using a formal determination of fair value, but rather was determined following negotiations between us and the underwriters;

•	the estimate of the fair value of our common stock as of December 31, 2013 utilizes a probability-weighted, discounted approach. As such, the resulting fair value per share reflects the potential for alternative liquidity events, including sale and dissolution scenarios, which inherently decreases the estimated fair value per share due to the combination of the mix of other expected equity values discounted for their future value. Our estimate of the fair value of our common stock as of December 31, 2013 was discounted using a weighted average cost of capital of 20% and an estimate of probability for an IPO of 70%, whereas our estimated price range was not reduced by the expected future business values (discounted to present value) from other potential future liquidity events and assumes the completion of the offering;

•	the estimated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any discount for lack of marketability of our common stock, which was factored in our valuations. Our December 31, 2013 valuation included an illiquidity discount of 8% to 18%;

•	in-depth and confirmatory discussions with our underwriters regarding the estimated price range did not take place until February 21, 2014, which was after they received positive feedback from potential investors regarding our “testing-the-waters” meetings held after December 31, 2013;

•	improved capital market conditions for companies in our industry, as evidenced by a recent increase in the number of public offerings by such companies and in the initial public offering valuations of such companies compared to the valuations in their most recent pre-IPO equity financing. Since our most recent common stock valuation date, the NASDAQ Biotechnology Index has increased by more than 18%;

•	the price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in our prior valuations, are not objectively determinable and that valuation models are not able to quantify;

•	our public filing of a registration statement with the Securities and Exchange Commission on February 14, 2014 and our preparation to launch a roadshow for this offering;

•	the conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock; and

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST. REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

•	the addition of Michael S. Wyzga, a seasoned biotechnology executive, to our board of directors and chairman of the audit committee, who will be available as a resource to support our senior management team.”

Further, the Company supplementally notes that in certain of the biotechnology IPOs that occurred in February 2014, the most recent common stock valuations (which were close in proximity to the IPO offering dates) were similarly valued at significant discounts as compared to the mid-point of the price range and/or the final IPO price:

				Range
Offer Date	Company	Ticker	IPO Price	Low	Mid	High	Last Option	Date	Discount
2/12/14	Argos	ARGS	$8.00	$13.00	$14.00	$15.00	$7.32	12/20/13	-48%

2/11/14	NephroGenex	NRX	$12.00	$12.00	$13.00	$14.00	$5.79	12/15/13	-55%

2/5/14	Eleven Bio	EBIO	$10.00	$13.00	$14.00	$15.00	$9.59	12/26/13	-32%

If you require additional information, please feel free to contact me at (617) 951-7809, facsimile (617) 235-0566.

Best regards,

/s/ Christopher D. Comeau

Christopher D. Comeau

Cc:	John P. Butler

Nicole R. Hadas

Peter N. Handrinos

5